EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Moog Inc. Retirement Savings Plan (formerly called the Moog Inc. Savings and Stock Ownership Plan) of our reports (a) dated November 19, 2007, with respect to the consolidated financial statements and schedule of Moog Inc. and the effectiveness of internal control over financial reporting of Moog Inc. included in its Annual Report (Form 10-K) for the year ended September 29, 2007, and (b) dated March 7, 2008, with respect to the financial statements and schedule of the Moog Inc. Savings and Stock Ownership Plan included in the Plan’s Annual Report (Form 11-K) for the year ended September 30, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Buffalo, New York
August 1, 2008